UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                      American Medical Security Group, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   027 44P 101
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                                 (CUSIP Number)

                                 Thomas R. Hefty
                      President and Chief Executive Officer
                               Cobalt Corporation
                            401 West Michigan Street
                           Milwaukee, Wisconsin 53203

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                January 29, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

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                                  SCHEDULE 13D
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CUSIP No. 027 44P 101
------------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wisconsin United for Health Foundation, Inc.
          Cobalt Corporation
          Blue Cross & Blue Shield United of Wisconsin
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[X]
     (SEE INSTRUCTIONS)                                                 (b)[_]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          Not applicable
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Wisconsin United for Health Foundation, Inc. - Wisconsin
          Cobalt Corporation - Wisconsin
          Blue Cross & Blue Shield United of Wisconsin - Wisconsin
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                 7  SOLE VOTING POWER
   NUMBER OF
                      Wisconsin United for Health Foundation, Inc. - 0
     SHARES           Cobalt Corporation - 0
                      Blue Cross & Blue Shield United of Wisconsin - 6,309,525
               -----------------------------------------------------------------
  BENEFICIALLY   8  SHARED VOTING POWER

    OWNED BY          Wisconsin United for Health Foundation, Inc. - 0
                      Cobalt Corporation - 0
                      Blue Cross & Blue Shield United of Wisconsin - 0
               -----------------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER
     EACH
                      Wisconsin United for Health Foundation, Inc. - 0
   REPORTING          Cobalt Corporation - 0
                      Blue Cross & Blue Shield United of Wisconsin - 6,309,525
               -----------------------------------------------------------------
    PERSON      10  SHARED DISPOSITIVE POWER

     WITH             Wisconsin United for Health Foundation, Inc. - 0
                      Cobalt Corporation - 0
                      Blue Cross & Blue Shield United of Wisconsin - 0
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11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Wisconsin United for Health Foundation, Inc. - 6,309,525
          Cobalt Corporation - 6,309,525
          Blue Cross & Blue Shield United of Wisconsin - 6,309,525
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                  [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.2%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          Wisconsin United for Health Foundation, Inc. - CO
          Cobalt Corporation - CO
          Blue Cross & Blue Shield United of Wisconsin - CO
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ITEM 1.   Security and Issuer.

          This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, no par value per share ("Common Stock"), of American Medical Security Group, Inc., a Wisconsin corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3100 AMS Boulevard, Green Bay, WI 54313.

ITEM 2.   Identity and Background.

          (a)-(c) This statement is being filed by

               (i) Wisconsin United for Health Foundation, Inc. (the "Foundation") 410 E. Doty Street, Madison, WI 53701

                    The Foundation is a Wisconsin social welfare organization and a Wisconsin non-stock corporation.

               (ii) Cobalt Corporation ("Cobalt") 401 West Michigan Street,
                    Milwaukee, WI 53203

                    Cobalt is a publicly traded managed care company and a Wisconsin corporation.

               (iii)Blue Cross & Blue Shield United of Wisconsin ("BCBSUW") 401
                    West Michigan Street, Milwaukee, WI 53203

                    BCBSUW is an insurance company and a Wisconsin corporation.

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          (d)  During the past five years, no member of the Group has been convicted in a criminal proceeding.

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          The Foundation and Cobalt became beneficial owners of the Common Stock in connection with the conversion of BCBSUW from a Wisconsin service insurance corporation to a Wisconsin stock insurance corporation. BCBSUW previously owned 6,309,525 shares of Common Stock as reported on BCBSUW's Report on Schedule 13G. In connection with the conversion, Cobalt became the owner of 100% of the issued and outstanding common stock of BCBSUW and the Foundation became the owner of 77.5% of the issued and outstanding common stock of Cobalt. Consequently, both the Foundation and Cobalt are deemed to be beneficial owners of the 6,309,525 shares of Common Stock owned by BCBSUW.

ITEM 4.   Purpose of Transaction.
          ----------------------

          On January 29, 2002, BCBSUW filed with the Issuer notice of its intent to submit nominations of four persons for election to the Issuer's Board of Directors at the next annual meeting of the Issuer's shareholders. On February 1, 2002, the Issuer amended its shareholder rights plan to confirm that the rights would not be triggered by an acquisition of Cobalt. BCBSUW simultaneously withdrew a shareholder proposal, previously filed with the Issuer, to redeem the rights plan, and agreed to refrain from submitting a proposal relating to the rights plan for action at any meeting of AMS shareholders prior to December 31, 2003, unless the Issuer further amends the plan to rescind the February 1 amendment. BCBSUW continues to engage in discussions with the Issuer to resolve BCBSUW's desire to reduce BCBSUW's investment in the Issuer.

          Except as set forth above, Cobalt and BCBSUW have not formulated specific plans with respect to their investment in the Issuer. Cobalt and BCBSUW will continue to consider all options open to them as a major shareholder of the Issuer to enhance the value of their investment and shareholder value generally.

ITEM 5.   Interests in Securities of the Company.
          --------------------------------------

     (a) Each member of the Group is deemed to be the beneficial owner of the 6,309,525 shares of the Common Stock owned by BCBSUW which represents 45.2% of the issued and outstanding Common Stock.

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     (b)  (i)  Number of shares as to which the Foundation has:

               sole voting power - 0
               shared voting power - 0
               sole dispositive power - 0
               shared dispositive power - 0

          (ii) Number of shares as to which Cobalt has:

               sole voting power - 0
               shared voting power - 0
               sole dispositive power - 0
               shared dispositive power - 0

          (iii) Number of shares as to which BCBSUW has:

               sole voting power - 6,309,525
               shared voting power - 0
               sole dispositive power - 6,309,525
               shared dispositive power - 0

     (c) No member of the Group has made any transaction in the Common Stock during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     None.

ITEM 7. Material to be Filed as Exhibits.
        --------------------------------

     Exhibit 1 Joint Filing Agreement, dated January 18, 2002, among the Foundation, Cobalt and BCBSUW.*

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     *    Previously filed with this Schedule 13D as filed prior to this
          Amendment No. 2.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        WISCONSIN UNITED FOR HEALTH
                                        FOUNDATION, INC.



                                        By: /s/ David Meissner
                                           -------------------------------------
                                           David Meissner, Vice President

                                        COBALT CORPORATION



                                        By: /s/ Thomas R. Hefty
                                           -------------------------------------
                                           Thomas R. Hefty
                                           Chief Executive Officer

                                        BLUE CROSS & BLUE SHIELD UNITED
                                        OF WISCONSIN


                                        By: /s/ Stephen E. Bablitch
                                           -------------------------------------
                                           Stephen E. Bablitch
                                           Senior Vice President and
                                           General Counsel


Dated:  February 4, 2002

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